Exhibit 4.(vi)

DESCRIPTION OF CAPITAL STOCK

The description below of our capital stock and provisions of our certificate of incorporation, as amended, and amended and restated bylaws are summaries and are qualified by reference to the certificate of incorporation, as amended, and the amended and restated bylaws. These documents are filed as exhibits to the Annual Report on Form 10-K for the fiscal year ended December 31, 2025. This description gives effect to the 1-for-10 reverse stock split, effective February 25, 2025.

The total number of shares of all classes of capital stock which we have authority to issue is 181,100,000 shares of capital stock, consisting of (i) 180,000,000 shares of common stock, par value $0.0001 per share, and (ii) 1,100,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

The holders of shares of our common stock are entitled to dividends out of funds legally available when and as declared by our Board of Directors (“Board”). In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to receive, ratably, the net assets available to stockholders after payment of all creditors.

To the extent that additional shares of our common stock are issued, the relative interests of existing stockholders will be diluted.

Voting Rights. Each outstanding share of common stock entitles the holder thereof to one vote for each share held of record on all matters submitted to a vote of the stockholders, and does not have cumulative voting rights.

Economic Rights. Except as otherwise expressly provided in our Articles of Incorporation or required by applicable law, all shares of common stock will have the same rights and privileges and rank equally, share ratably, and be identical in all respects for all matters, including those described below.

Dividends. Subject to preferences that may be applicable to any then-outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our Board of Directors out of legally available funds.

Liquidation Rights. In the event of our liquidation, dissolution or winding-up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

No Preemptive or Similar Rights. The holders of our shares of common stock are not entitled to preemptive rights, and are not subject to conversion, redemption or sinking fund provisions. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

We may issue up to a total of 1,100,000 shares of preferred stock in one or more classes or series within a class. Our Board is authorized to establish the number of shares to be included in each such series and issue the additional shares of authorized preferred stock with such designations, preferences and relative, participating, optional, conversion or other special rights (if any) of such series and the qualifications, limitations or restrictions (if any) thereof, as our Board may in the future establish by resolution(s). No vote of the holders of our common stock or preferred stock would be required for the creation or issuance of a series of preferred stock, unless otherwise expressly required by our Articles of Incorporation, the preferred stock designation creating any series of Preferred Stock, or to the extent required by the Nevada Revised Statutes.

The particular terms of any series of preferred stock may among others terms include the following which is not an exhaustive list:

●	the number of shares of the preferred stock being designated;

●	the title and liquidation preference per share of the preferred stock;

●	the dividend rate or method for determining the dividend rate;

●	the dates on which dividends will be paid;

●	whether dividends on the preferred stock will be cumulative or noncumulative and, if cumulative, the dates from which dividends shall commence to accumulate;

●	any redemption or sinking fund provisions applicable to the preferred stock; and/or

●	designation of voting rights that may be senior or superior to those of held by holders of Common Stock.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium for your common stock over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on our common stock, diluting the voting power of our common stock or subordinating the liquidation rights of our common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Removal of Directors by Stockholders

Our Bylaws provide that subject to any limitations in our Articles of Incorporation, directors may be removed by a majority vote of shares entitled to vote thereon, at a special meeting of the stockholders called for that purpose.

Vacancy on Board of Directors

Our Bylaws provide that any vacancy occurring in the Board shall be filled by the shareholders.

Anti-Takeover Provisions Under The Nevada Revised Statutes

The State of Nevada, where we are incorporated, has enacted statutes that could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price. We have not opted out of these statutes.

Business Combinations. Sections 78.411 to 78.444 of the Nevada Revised Statues prohibit a Nevada corporation from engaging in a “combination” with an “interested stockholder” for three years following the date that such person becomes an interested stockholder and place certain restrictions on such combinations even after the expiration of the three-year period. With certain exceptions, an interested stockholder is a person or group that owns 10% or more of the corporation’s outstanding voting power (including stock with respect to which the person has voting rights and any rights to acquire stock pursuant to an option, warrant, agreement, arrangement, or understanding or upon the exercise of conversion or exchange rights) or is an affiliate or associate of the corporation and was the owner of 10% or more of such voting stock at any time within the previous three years.

Control Shares.  The Company expressly elects not to be governed by or be subject to the provision of section 78.378 through 78.3793 of the Nevada Revised Statutes. Sections 78.378 to 78.3793 of the NRS provides that an “acquiring person” shall only obtain voting rights in the “control shares” purchased by such person to the extent approved by the other stockholders at a meeting.

Stockholders’ Derivative Actions

Under Nevada law, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action was a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law and such suit is brought in the Nevada Court.

Transfer Agent And Registrar

The transfer agent and registrar for our common stock is Pacific Stock Transfer, 6725 Via Austi Pkwy, Suite 300

Las Vegas, Nevada 89119.

Listing

Our common stock is currently listed on the OTCQB under the symbol “EUBG.”

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